As filed with the Securities and Exchange Commission on May 13, 2004

Registration No. 333-113308

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Amendment No. 1

to

Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT

OF 1933 OF SECURITIES OF UNIT INVESTMENT

TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:

EQUITY FOCUS TRUSTS—SECTOR SERIES, 2004-A

B.  Name of depositor:

CITIGROUP GLOBAL MARKETS INC.

C.  Complete address of depositor’s principal executive offices:

CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, New York 10013

D.  Names and complete address of agent for service:

Copy to:

MICHAEL KOCHMANN Citigroup Global Markets Inc. 300 1st Stamford Place, 4th Floor Stamford, Connecticut 06902	MICHAEL R. ROSELLA, ESQ. Paul, Hastings, Janofsky & Walker LLP 75 East 55th Street New York, New York 10022 (212) 318-6800

E.  Title of securities being registered:

An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.  Approximate date of proposed public offering:

As soon as practicable after the effective date of the registration statement.

☒	Check box if it is proposed that this filing will become effective immediately upon filing on May 13, 2004 pursuant to Rule 487.

EQUITY FOCUS

TRUSTS
_______________________

Sector Series, 2004-A Financials Portfolio REIT Portfolio Technology & Telecommunications Portfolio UNIT INVESTMENT TRUSTS

The Equity Focus Trusts—Sector Series, 2004-A consists of three separate unit investment trusts designated as the Financials Portfolio, the REIT Portfolio and the Technology & Telecommunications Portfolio. Each Trust offers investors the opportunity to purchase units representing proportionate interests in a portfolio of equity securities from the industry sector for which the particular Trust is named. The value of the units of each Trust will fluctuate with the value of the underlying securities.

The minimum purchase is $250.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated May 13, 2004

Read and retain this Prospectus for future reference

INVESTMENT PRODUCTS:  NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

EQUITY FOCUS TRUSTS—SECTOR SERIES, 2004-A

INVESTMENT SUMMARY

Use this Investment Summary to help you decide whether one or more of the three portfolios comprising the Equity Focus Trusts—Sector Series, 2004-A is right for you. More detailed information can be found later in this prospectus.

Investment Objectives

The Financials Portfolio and the REIT Portfolio each have a diversified portfolio of stocks for growth and income-oriented investors.

The Technology & Telecommunications Portfolio has a diversified portfolio of stocks for strong growth-oriented investors. Dividend income is not a primary objective of this portfolio.

There is no guarantee that the objectives of the trusts will be achieved.

Investment Strategy

Each trust uses a “buy and hold” strategy with a portfolio of 13-26 stocks, designed to remain fixed over its two-year life. Unlike a mutual fund, the portfolios are not managed; however, a security can be sold under some adverse circumstances.

Investment Concept and Selection Process

Through the trusts, investors can target a specific industry in the stock market with a portfolio of Smith Barney Citigroup stock recommendations. This series includes three portfolios: Financials, REITs and Technology & Telecommunications.

Only a select group of stocks will qualify for each sector portfolio, following this rigorous screening process by our strategists and industry analysts.

Step 1.	Our strategists identify stocks ranked “1” or “2” on Smith Barney Citigroup’s Investment Ranking System.

Step 2.	Generally, the goal is to create a “blended” portfolio.

Step 3.	As a final step, our strategists establish a portfolio weighting for each holding, based on factors such as:

•	The analyst’s investment rating.

•	The company’s stock market capitalization.

•	The market weighting of each sub-industry group.

Principal Risk Factors

The value of your units may increase or decrease depending on the value of the stocks which make up each portfolio. The REIT Portfolio and the Technology & Telecommunications Portfolio are not appropriate for investors requiring conservation of capital. In addition, the amount of dividends you receive depends on a particular issuer’s dividend policy, the financial condition of that company and general economic conditions.

Each portfolio consists primarily of common stocks of domestic issuers. If you invest in a portfolio, you should understand the potential risks associated with common stocks:

•	The financial condition of the issuer may worsen.

•	The overall stock market may falter.

•	As a common stockholder, your right to receive payments of any kind (including dividends or as a result of a liquidation or bankruptcy) from the issuer is generally inferior to the rights of creditors, debt holders, or preferred stockholders.

•	Common stock is continually subject to stock market fluctuations and to volatile increases or decreases in value as market confidence in and perceptions of issuers change.

EQUITY FOCUS TRUSTS—SECTOR SERIES, 2004-A

INVESTMENT SUMMARY

Each portfolio contains a limited number of companies which means that investors should anticipate more price volatility than an investment in a portfolio which contains a greater number of companies. In addition, each portfolio’s holdings are concentrated in a single, specific industry or service sector. A trust is considered to be “concentrated” in a particular industry or sector when the securities in a particular industry or sector constitute 25% or more of the total asset value of the portfolio. Compared to the broad market, an individual sector may be more strongly affected by:

•	Changes in the interest rates and general economic conditions.

•	Changes in the market prices of particular dominant stocks within the sector.

•	Changes in government regulations.

•	Changes in property values, illiquidity of real property investments and other risks associated with the ownership of real property.

A unit investment trust is not actively managed and a trust will not sell securities in response to ordinary market fluctuations. Instead securities will not usually be sold until a trust terminates, which could mean that the sale price of the trust securities may not be the highest price at which these securities traded during the life of that trust.

When cash or a letter of credit is deposited with instructions to purchase securities in order to create additional units, an increase in the price of a particular security between the time of deposit and the time the securities are purchased will cause the units to be comprised of less of that security and more of the remaining securities. In addition, brokerage fees incurred in purchasing the securities will be an expense of the trusts.

Public Offering Price

On the first day units are made available to the public, the public offering price will be $1.00 per unit, with a minimum purchase of $250. This price is based on the net asset value of each trust plus the up-front sales charge. Beginning on the Date of Deposit, the Trustee will calculate the Public Offering Price of units by using the closing sales prices of the underlying securities in the portfolio. The public offering price will change daily because prices of the underlying stocks will fluctuate.

The public offering price per unit will be calculated by:

•	Adding the combined market value of the underlying stocks to any cash held to purchase securities.

•	Dividing that sum by the number of units outstanding.

•	Adding an initial sales charge.

In addition, during the initial public offering, a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price. After the initial public offering period, the repurchase and cash redemption price of units will be reduced to reflect the estimated cost of liquidating securities to meet the redemption.

Market for Units

The Sponsor intends to repurchase units at a price based on the net asset value. If the Sponsor decides to discontinue the policy of repurchasing units, you can redeem units through the Trustee, at a price determined by using the same formula.

EQUITY FOCUS TRUSTS—SECTOR SERIES, 2004-A

INVESTMENT SUMMARY

Exchange Option

During the life of a trust, you may exchange units of one portfolio for units of any of the other portfolios. When a trust is about to terminate, you may have the option to rollover your proceeds into a future portfolio, if one is available. The initial sales charge will be waived if you decide to exchange or rollover; however, you will be subject to the subsequent portfolio’s deferred sales charge. If you decide not to rollover your proceeds into the next portfolio, you will receive a cash distribution after a trust terminates.

Taxation

In general, dividends of a trust will be taxed as dividend income, which under legislation that took effect in 2003, may be taxed at a lower rate of a maximum of 15% for individuals, whether received in cash or reinvested in additional units.

An exchange of units in one portfolio for units in another portfolio will be treated as a sale of units, and any gain realized on the exchange, notwithstanding reinvestment, may be subject to federal, state and local income tax.

If you are taxed as an individual and have held your units (and the trust has held the securities) for more than 12 months, you may be entitled to a 15% maximum federal income tax rate on capital gains, if any, from the sale of your units.

If you are a foreign investor, you should be aware that distributions from a trust will generally be subject to information reporting and withholding taxes, including any income from a trust that is reinvested in additional units.

EQUITY FOCUS TRUSTS—SECTOR SERIES, 2004-A

FEE TABLE FOR FINANCIALS PORTFOLIO

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses

	As a % of Initial Public Offering Price	Amounts per 1,000 Units
Maximum Initial Sales Charge Imposed on Purchase (as a percentage of offering price)	1.50%*	$15.00
Maximum Deferred Sales Charge	3.00%**	30.00

Total Sales Charge	4.50%	$45.00

Reimbursement to Sponsor for Estimated Organization Costs	.239%	$ 2.39

Estimated Cost of Liquidating Securities to Meet Redemptions	.046%	$ 0.46

Estimated Annual Trust Operating Expenses
	As a % of Net Assets	Amounts per 1,000 Units
Trustee’s Fee	.089%	$ 0.88
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.061%	$ 0.60
Other Operating Expenses	.064%	$ 0.63

Total	.214%	$ 2.11

Example

	Cumulative Expenses and Charges Paid for Period:
	1 year	2 years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .214% and a 5% annual return on the investment throughout the periods	$346	$523

The example assumes reinvestment of all dividends and distributions. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower.

*	The Initial Sales Charge may be above or below 1.50%, but in no event will the combined initial sales charge and deferred sales charge exceed 4.50% of your initial investment. See Public Sale of Units—Public Offering Price for further detail on how the sales charges are calculated.
**	The actual fee is $1.25 per month per 1,000 Units, irrespective of the purchase or redemption price, paid on each Deferred Sales Charge Payment Date. If the Unit price exceeds $1.00 per Unit, the deferred sales charge will be less than 3.00%; if the Unit price is less than $1.00 per Unit, the deferred sales charge will exceed 3.00%.

EQUITY FOCUS TRUSTS—SECTOR SERIES, 2004-A

FEE TABLE FOR REIT PORTFOLIO

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses

	As a % of Initial Public Offering Price	Amounts per 1,000 Units
Maximum Initial Sales Charge Imposed on Purchase (as a percentage of offering price)	1.50%*	$15.00
Maximum Deferred Sales Charge	3.00%**	30.00

Total Sales Charge	4.50%	$45.00

Reimbursement to Sponsor for Estimated Organization Costs	.171%	$ 1.71

Estimated Cost of Liquidating Securities to Meet Redemptions	.062%	$ 0.62

Estimated Annual Trust Operating Expenses
	As a % of Net Assets	Amounts per 1,000 Units
Trustee’s Fee	.089%	$ 0.88
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.061%	$ 0.60
Other Operating Expenses	.117%	$ 1.15

Total	.267%	$ 2.63

Example

	Cumulative Expenses and Charges Paid for Period:
	1 year	2 years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .267% and a 5% annual return on the investment throughout the periods	$344	$529

The example assumes reinvestment of all dividends and distributions. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower.

*	The Initial Sales Charge may be above or below 1.50%, but in no event will the combined initial sales charge and deferred sales charge exceed 4.50% of your initial investment. See Public Sale of Units—Public Offering Price for further detail on how the sales charges are calculated.
**	The actual fee is $1.25 per month per 1,000 Units, irrespective of the purchase or redemption price, paid on each Deferred Sales Charge Payment Date. If the Unit price exceeds $1.00 per Unit, the deferred sales charge will be less than 3.00%; if the Unit price is less than $1.00 per Unit, the deferred sales charge will exceed 3.00%.

EQUITY FOCUS TRUSTS—SECTOR SERIES, 2004-A

FEE TABLE FOR TECHNOLOGY & TELECOMMUNICATIONS PORTFOLIO

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses

	As a % of Initial Public Offering Price	Amounts per 1,000 Units
Maximum Initial Sales Charge Imposed on Purchase (as a percentage of offering price)	1.50%*	$15.00
Maximum Deferred Sales Charge	3.00%**	30.00

Total Sales Charge	4.50%	$45.00

Reimbursement to Sponsor for Estimated Organization Costs	.159%	$ 1.59

Estimated Cost of Liquidating Securities to Meet Redemptions	.099%	$ 0.99

Estimated Annual Trust Operating Expenses
	As a % of Net Assets	Amounts per 1,000 Units
Trustee’s Fee	.089%	$ 0.88
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.061%	$ 0.60
Other Operating Expenses	.091%	$ 0.89

Total	.241%	$ 2.37

Example

	Cumulative Expenses and Charges Paid for Period:
	1 year	2 years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .241% and a 5% annual return on the investment throughout the periods	$340	$526

The example assumes reinvestment of all dividends and distributions. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower.

*	The Initial Sales Charge may be above or below 1.50%, but in no event will the combined initial sales charge and deferred sales charge exceed 4.50% of your initial investment. See Public Sale of Units—Public Offering Price for further detail on how the sales charges are calculated.
**	The actual fee is $1.25 per month per 1,000 Units, irrespective of the purchase or redemption price, paid on each Deferred Sales Charge Payment Date. If the Unit price exceeds $1.00 per Unit, the deferred sales charge will be less than 3.00%; if the Unit price is less than $1.00 per Unit, the deferred sales charge will exceed 3.00%.

EQUITY FOCUS TRUSTS—SECTOR SERIES, 2004-A

SUMMARY OF ESSENTIAL INFORMATION

AS OF MAY 12, 2004†

Sponsor

Citigroup Global Markets Inc.

Trustee and Distribution Agent

The Bank of New York

Deferred Sales Charge Payment Dates

June 1, 2004 and the first day of each month thereafter, through May 1, 2006

Sales Charge

The maximum sales charge is 4.50% and consists of an initial sales charge and a deferred sales charge. The initial sales charge is the difference between the maximum sales charge of 4.50% and the total deferred sales charge of $30.00 per 1,000 Units. On the Initial Date of Deposit, the initial sales charge is 1.50% of the Public Offering Price. The initial sales charge is paid from the amount invested. The deferred sales charge is paid through a reduction of the net asset value of a Trust by $1.25 per 1,000 Units on each Deferred Sales Charge Payment Date. If a Holder’s sale or redemption of Units settles before a deferred sales charge payment date, all future deductions of the deferred sales charge will be waived. This will have the effect of reducing the sales charge rate for that Holder.

Termination Date

June 19, 2006, or at any earlier time by the Sponsor with the consent of Holders of 51% of the Units then outstanding.

Distributions

For the Financials and Technology Portfolios, distributions of income, if any, will be made on November 25th, to Holders of record on November 10th of each year commencing November 25, 2004. The REIT Portfolio will make distributions of income, if any, on the 25th day of each month, to Holders of record on the 10th of such month. A final distribution will be made upon termination of a Trust.

Record Day

November 10th of each year for the Financials and Technology Portfolios, and the 10th day of each month for the REIT Portfolio.

Distribution Day

November 25th of each year for the Financials and Technology Portfolios, and the 25th day of each month for the REIT Portfolio, and upon termination and liquidation of a Trust.

Evaluation Time

4:00 p.m. Eastern time (or earlier close of the New York Stock Exchange).

Minimum Value of Trust

The Trust Indenture may be terminated if the net value of a Trust is less than 40% of the aggregate net asset value of a Trust at the completion of the initial public offering period.

Trustee’s Annual Fee

$.88 per 1,000 Units.

Sponsor’s Annual Fee

Maximum of $.60 per 1,000 Units.

†	The Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

EQUITY FOCUS TRUSTS—SECTOR SERIES, 2004-A

SUMMARY OF ESSENTIAL INFORMATION

AS OF MAY 12, 2004

	Financials Portfolio	REIT Portfolio	Technology & Telecommunications Portfolio
Portfolio
Number of issues of common stock	26	13	26
Number of American Depository Receipts and/or Shares	0	0	1
Percentage of High Risk Securities (as described in footnote 4 to Portfolios)	11.66%	31.05%	49.86%
Percentage of Speculative Securities (as described in footnote 4 to Portfolios)	—	—	8.49%
Initial Number of Units	250,000	250,000	250,000
Fractional Undivided Interest in Trust Represented by Each Unit	1/250,000	1/250,000	1/250,000
Public Offering Price per 1,000 Units
Aggregate Value of Securities in Trust (net of estimated organization costs)	$245,976	$246,061	$245,905

Divided by Number of Units of Trust (times 1,000)	$983.90	$984.24	$983.62
Plus Initial Sales Charge of 1.50% of Public Offering Price (1.523% of the net amount invested in Securities)	$14.98	$14.99	$14.98

Public Offering Price	$998.88	$999.23	$998.60
Plus Estimated Organization Costs	$2.39	$1.71	$1.59
Plus the amount in the Income and Capital Accounts	$0	$0	$0

Total	$1,001.27	$1,000.94	$1,000.19

Sponsor’s Repurchase Price and Redemption Price per 1,000 Units (based on value of underlying Securities)	$986.30	$985.96	$985.21

INDEPENDENT AUDITORS’ REPORT

To the Sponsor, Trustee and Unitholders of Equity Focus Trusts—Sector Series, 2004-A

We have audited the accompanying statements of financial condition, including the portfolios, of Equity Focus Trusts—Sector Series, 2004-A, consisting of the Financials Portfolio, REIT Portfolio and Technology & Telecommunications Portfolio, as of May 12, 2004. These financial statements are the responsibility of the Sponsor (see note 1 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation of securities owned as of May 12, 2004 by correspondence with the Trustee and other appropriate auditing procedures. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Equity Focus Trusts—Sector Series, 2004-A, consisting of the Financials Portfolio, REIT Portfolio and Technology and Telecommunications Portfolio, as of May 12, 2004, in conformity with accounting principles generally accepted in the United States of America.

New York, New York

May 12, 2004

EQUITY FOCUS TRUSTS—SECTOR SERIES, 2004-A

Statements of Financial Condition as of Initial Date of Deposit, May 12, 2004

TRUST PROPERTY(1)	Financials Portfolio	REIT Portfolio	Technology & Telecommunications Portfolio
Investment in Securities:
Contracts to purchase Securities(2)	$246,574	$246,489	$246,303

Total	$246,574	$246,489	$246,303

LIABILITIES(1)
Reimbursement to Sponsor for Organization Costs(3)	$598	$428	$398

INTEREST OF UNITHOLDERS
250,000 Units of fractional undivided interest outstanding for each respective trust:
Cost to investors(4)	250,318	250,235	250,048
Less: Gross underwriting commissions(5)	3,744	3,746	3,745
Less: Reimbursement to Sponsor for Organization Costs(3)	598	428	398

Net amount applicable to investors	245,976	246,061	245,905

Total	$246,574	$246,489	$246,303

(1)	The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.
(2)	Aggregate cost to each Trust of the Securities listed under Portfolio of such Trust, on the Initial Date of Deposit, is determined by the Trustee on the basis set forth in footnote 3 to the Portfolios. See also the columns headed Market Value of Securities.
(3)	A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $2.39 per 1,000 Units for the Financials Portfolio, $1.71 per 1,000 Units for the REIT Portfolio and $1.59 for the Technology & Telecommunications Portfolio. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Trust.
(4)	The cost to investors represents the public offering price (computed on the basis set forth under Public Sale of Units—Public Offering Price) plus estimated organization costs.
(5)	Assumes the initial sales charge at a rate of 1.50% of the Public Offering Price (1.523% of the net amount invested in the Securities) computed on the basis set forth under Public Sale of Units—Public Offering Price and Underwriter’s and Sponsor’s Profits. A deferred sales charge in the amount of $1.25 per 1,000 Units is payable by a Trust on behalf of the Holders out of net asset value of that Trust on each monthly Deferred Sales Charge Payment Date ($15.00 per year) until the Trust terminates. The aggregate sales charge for a Holder holding Units over the entire expected life of a Trust will equal 4.50% of the Public Offering Price (4.520% of the net amount invested); although due to fluctuations in the Market Value of the Securities, the total maximum sales charge may be more than 4.50% of the Public Offering Price. The initial portion of the sales charge will be reduced on a graduated basis for quantity purchases. (See Public Sale of Units—Public Offering Price.)

EQUITY FOCUS TRUSTS—SECTOR SERIES, 2004-A

FINANCIALS PORTFOLIO

ON THE INITIAL DATE OF DEPOSIT, MAY 12, 2004

Securities(1)	Stock Symbol	Investment Rankings(4)	Number of Shares(2)	Percentage of Portfolio	Market Value of Securities(3)

Asset Management & Custody Banks
Bank of New York *#	BK	1M	380	4.43%	$10,921
State Street Corp. *#	STT	1M	210	3.98	9,828

				8.41%

Consumer Finance
American Express Company *#	AXP	1L	230	4.50%	11,088
MBNA Corp. *#	KRB	1M	360	3.46	8,536
SLM Corp. *#	SLM	1M	260	4.03	9,948

				11.99%

Diversified Banks
Bank of America *#	BAC	1M	140	4.56%	11,248
Wells Fargo *#	WFC	1L	200	4.54	11,180

				9.10%

Diversified Capital Markets
J.P. Morgan Chase & Co. *#	JPM	1M	310	4.50%	11,089

				4.50%

Investment Banking & Brokerage
Merrill Lynch *#	MER	1M	170	3.77%	9,308
Morgan Stanley *#	MWD	1M	170	3.64	8,973

				7.41%

Life & Health Insurance
Allmerica Financial *#	AFC	1H	230	2.99%	7,372
Lincoln Nat’l. Corp. *#	LNC	1M	190	3.44	8,484
Prudential Financial *#	PRU	1M	250	4.32	10,650
UnumProvident Corp. *#	UNM	1H	440	2.50	6,160

				13.25%

Multi-line Insurance
American International Group *#	AIG	1L	160	4.62%	11,400
Hartford Financial Services Group *#	HIG	1H	120	3.12	7,692

				7.74%

EQUITY FOCUS TRUSTS—SECTOR SERIES, 2004-A

FINANCIALS PORTFOLIO

ON THE INITIAL DATE OF DEPOSIT, MAY 12, 2004

Securities(1)	Stock Symbol	Investment Rankings(4)	Number of Shares(2)	Percentage of Portfolio	Market Value of Securities(3)

Other Diversified Financial Services
Principal Financial Group *#	PFG	1M	320	4.51%	$11,114

				4.51%

Property & Casualty Insurance
Allstate Corp. *#	ALL	1M	220	3.91%	9,638
HCC Insurance Holdings *#	HCC	1M	330	4.22	10,415

				8.13%

Regional Bank
Compass Bancshares *#	CBSS	1L	200	3.18%	7,842
Fifth Third Bancorp *#	FITB	1L	190	4.07	10,024
First Horizon National Corp.	FHN	1M	160	2.90	7,155
M&T Bank *#	MTB	1L	120	4.13	10,183

				14.28%

Thrifts & Mortgage Finance
Federal National Mtge. *#	FNM	1M	140	3.98%	9,811
Golden West Financial *#	GDW	1L	90	3.65	8,987
PMI Group *#	PMI	1H	180	3.05	7,528

				10.68%

				100.00%	$246,574

The Notes following the Portfolios are an integral part of each Portfolio.

EQUITY FOCUS TRUSTS—SECTOR SERIES, 2004-A

REIT PORTFOLIO

ON THE INITIAL DATE OF DEPOSIT, MAY 12, 2004

Securities(1)	Stock Symbol	Investment Rankings(4)	Number of Shares(2)	Percentage of Portfolio	Market Value of Securities(3)

Health Care
Nationwide Health Properties, Inc.	NHP	2H	1,000	7.01%	$17,290

				7.01%

Multi-Family
Camden Property Trust #	CPT	2M	340	5.91%	14,579

				5.91%

Office
Boston Properties *#	BXP	2M	450	8.05%	19,845
CarrAmerica Realty *#	CRE	2M	720	8.04	19,829
Equity Office Properties Trust *#	EOP	2M	680	6.96	17,143
Mack-Cali Realty *#	CLI	2M	490	7.00	17,253
Reckson Associates Realty #	RA	1M	830	7.95	19,596
SL Green Realty #	SLG	1M	540	9.03	22,248
Vornado Realty Trust *#	VNO	1M	400	7.96	19,616

				54.99%

Retail
Gen’l. Growth Properties *#	GGP	2H	760	7.97%	19,646
Macerich Co.	MAC	2M	490	8.05	19,845
Mills Corp. *#	MLS	1H	510	8.04	19,808

				24.06%

Storage
Public Storage *#	PSA	2H	490	8.03%	19,791

				8.03%

				100.00%	$246,489

The Notes following the Portfolios are an integral part of each Portfolio.

EQUITY FOCUS TRUSTS—SECTOR SERIES, 2004-A

TECHNOLOGY & TELECOMMUNICATIONS PORTFOLIO

ON THE INITIAL DATE OF DEPOSIT, MAY 12, 2004

Securities(1)	Stock Symbol	Investment Rankings(4)	Number of Shares(2)	Percentage of Portfolio	Market Value of Securities(3)

Commercial Services & Supplies
Monster Worldwide *	MNST	1H	290	2.97%	$7,311

				2.97%

Communications Equipment
Cisco Systems *#	CSCO	1H	560	4.97%	12,253
Extreme Networks *	EXTR	1S	1,400	3.00	7,378
Motorola, Inc. *#	MOT	1H	460	3.52	8,671
Nokia Corp. ADS #	NOK	1M	630	3.48	8,568

				14.97%

Computer & Peripherals
Dell Computer Corp. *#	DELL	2M	300	4.43%	10,917
Lexmark Int’l. ‘A’ *#	LXK	1M	110	4.12	10,139

				8.55%

Diversified Telecommunications
Alamosa Holdings, Inc. *	APCS	1S	930	2.50%	6,157
Sprint Corp. (FON Group) *	FON	1H	420	2.98	7,333
Verizon Communications *#	VZ	1M	200	2.95	7,256

				8.43%

Electronic Equipment & Instrumentation
Flextronics Int’l. *#	FLEX	1H	620	3.98%	9,808
Jabil Circuit *#	JBL	1H	330	3.54	8,712

				7.52%

Internet Software & Services
CNET Networks *#	CNET	1S	880	2.99%	7,366
Yahoo Inc. *#	YHOO	1H	370	4.05	9,986

				7.04%

IT Services
First Data *#	FDC	1H	260	4.44%	10,938
Global Payments *#	GPN	1M	240	4.58	11,280
Unisys Corp. *#	UIS	1H	680	3.49	8,602

				12.51%

EQUITY FOCUS TRUSTS—SECTOR SERIES, 2004-A

TECHNOLOGY & TELECOMMUNICATIONS PORTFOLIO

ON THE INITIAL DATE OF DEPOSIT, MAY 12, 2004

Securities(1)	Stock Symbol	Investment Rankings(4)	Number of Shares(2)	Percentage of Portfolio	Market Value of Securities(3)

Media
Comcast Cl. ‘A’ Spl. (non-vtg) *#	CMCSK	1M	320	3.53%	$8,701
Disney (Walt) Co. *#	DIS	1M	540	5.04	12,420
Viacom Inc. Cl. ‘B’ #	VIA.B	1M	250	3.98	9,800

				12.55%

Semiconductors & Semi-Equipment
Applied Materials *#	AMAT	1H	570	4.47%	11,018
Intel Corp. *#	INTC	1M	400	4.48	11,028
Texas Instruments *#	TXN	2H	380	4.01	9,872

				12.96%

Software
Mercury Interactive *	MERQ	2H	190	3.45%	8,504
Microsoft Corp. *#	MSFT	1M	480	5.06	12,451
RSA Security	RSAS	1H	600	3.99	9,834

				12.50%

				100.00%	$246,303

The Notes following the Portfolios are an integral part of each Portfolio.

Notes to Portfolios of Securities

(1)	All Securities are represented entirely by cash provided by the Sponsor and contracts to purchase Securities, which were entered into by the Trustee on May 12, 2004. All contracts for domestic Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2)	Per 250,000 Units.

(3)	Valuation of Securities by the Trustee was made using the market value per share as of the Evaluation Time on May 12, 2004. Subsequent to the Initial Date of Deposit, Securities are valued, for Securities quoted on a national securities exchange or Nasdaq National Market System, or a foreign securities exchange, at the closing sale prices, or if no price exists, at the mean between the closing bid and offer prices, and for Securities not so quoted, at the mean between bid and offer prices on the over-the-counter market. See Redemption—Computation of Redemption Price Per Unit.

The following information is unaudited:

(4)	Smith Barney Citigroup’s stock recommendations include a risk rating and an investment rating. Risk ratings, which take into account both price volatility and fundamental criteria, are: Low (L), Medium (M), High (H), and Speculative (S). Investment ratings are based upon Smith Barney Citigroup’s expectation of total return (price appreciation plus forecast dividend yield) within the next 12 months, and take into account the risk rating. Investment ratings are Buy (1), Hold (2), and Sell (3).

Investment ratings are determined by the ranges shown below at the time of initiation of coverage, a change in investment and/or risk rating, or a change in price target. At other times, the expected total returns may fall outside of these ranges because of price movement and/or volatility. Such interim deviations from specified ranges will be permitted but will become subject to review by Research Management.

INVESTMENT RATING MATRIX

Expected Total Return (ETR) at Each Risk Level

Rating (Code)	LOW (L)	MEDIUM (M)	HIGH (H)	SPECULATIVE (S)
BUY (1)	ETR ≥ 10%	ETR ≥ 15%	ETR ≥ 20%	ETR ≥ 35%
HOLD (2)	0% < ETR < 10%	0% < ETR < 15%	0% < ETR < 20%	0% < ETR < 35%
SELL (3)	ETR ≤ 0	ETR ≤ 0	ETR ≤ 0	ETR ≤ 0

ETR = Expected Total Return (12 months) = (Target Price – Current Price) / Current Price + Forecast 12-month Dividend Yield

These rankings represent current opinions of Smith Barney Citigroup research analysts and are, of course, subject to change; no assurance can be given that the stocks will perform as expected. These rankings have not been audited by KPMG LLP.

*	Citigroup Global Markets Inc., including its parent, subsidiaries and/or affiliates, usually maintains a market in the securities of this company.
#	Within the last twelve months, Citigroup Global Markets Inc. including its parent, subsidiaries, affiliates and/or predecessor firms, has acted as underwriter, manager or co-manager of a public offering of the securities of, or provided investment banking service to this company or an affiliate.

The Sponsor and its affiliates, including Citigroup Inc., provide a vast array of financial services in addition to investment banking, including among others corporate banking, to a large number of corporations globally. A unit holder should assume that the Sponsor or its affiliates receive compensation for those services from such corporations, which may include certain of the companies in the portfolios of the Trusts. In addition, investment analysts and other employees of Citigroup Global Markets Inc., including its parent, subsidiaries, and/or affiliates, recommending and selecting the portfolios may have a position in securities or options of any of the companies included in the Trusts.

DESCRIPTION OF THE TRUSTS

Objectives of the Trusts

The objective of the Equity Focus Trusts—Sector Series, 2004-A, Financials Portfolio (the “Financials Portfolio”) and REIT Portfolio (the “REIT Portfolio”) is to provide investors with the possibility of capital appreciation and current dividend income through a convenient and cost-effective investment in fixed portfolios consisting of shares of the common stock (the “Securities”) selected by the Sponsor. The Sponsor has selected for the Financials and REIT Portfolios stocks which it considers to have the potential for capital appreciation and current dividend income over a period of one year relative to risks and opportunities. The objective of the Equity Focus Trusts—Sector Series, 2004-A, Technology & Telecommunications Portfolio (the “Technology Portfolio”) is to provide investors with the possibility of capital appreciation through a convenient and cost-effective investment in fixed portfolios consisting of shares of the Securities selected by the Sponsor. The Sponsor has selected for the Technology Portfolio stocks which it considers to have strong potential for capital appreciation over a period of one year relative to risks and opportunities. The payment of dividends is not a primary objective of the Technology Portfolio. The Financials Portfolio, the REIT Portfolio and the Technology Portfolio are collectively referred to herein as the “Trusts” or as the “Portfolios.”

Achievement of each Trust’s objectives is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, unequal weightings of stocks, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trusts may not realize as high a total return as the theoretical performance of the underlying stocks in their respective Portfolios.

Structure and Offering

This Series of Equity Focus Trusts—Sector Series consists of three separate “unit investment trusts.” Each Trust was created under New York law by a Trust Indenture (the “Indenture”) between the Sponsor and the Trustee. To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference. On the date of this Prospectus, each unit of a Trust (a “Unit”) represented a fractional undivided interest, as set forth under the Summary of Essential Information, in the Securities listed under the respective Trust’s Portfolio. Additional Units of a Trust will be issued in the amount required to satisfy purchase orders by depositing in such Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities (“Additional Securities”). On each settlement date (estimated to be three business days after the applicable date on which Securities were deposited in a Trust), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trusts as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities, the aggregate value of the Securities in the Trusts will be increased and the fractional undivided interest in the Trusts represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trusts.

During the 90-day period following the Initial Date of Deposit, additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the number of shares of each Security in the Portfolios of each of the Trusts. The proportionate relationship among the Securities in each of the Trusts will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trusts but which does not affect that Trust’s percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable. (See Administration of the Trusts—Trust Supervision.) Units may be continuously offered to the public by means of this Prospectus (see Public Sale of Units—Public Distribution) resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of each of the Securities comprising each of the Portfolios of the Trust at the end of the initial 90-day period.

The Public Offering Price of Units prior to the Evaluation Time specified in the Summary of Essential Information on any day will be based on the aggregate value of the Securities in a Trust on that day at the Evaluation Time, plus a sales charge. The Public Offering Price for each of the Trusts will thus vary in the future from the amount set forth in the Summary of Essential Information. See Public Sale of Units-Public Offering Price for a complete description of the pricing of Units.

The Sponsor will execute orders to purchase in the order it determines, in good faith, that they are received. However, indications of interest received prior to the effectiveness of the registration of the Trusts which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. Further, orders from such indications of interest that are made pursuant to the exchange privilege (see Exchange and Rollover Privileges herein) will be accepted before any other orders for Units. Units will be sold to investors at the Public Offering Price next computed after receipt of the investor’s order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

The holders of Units (“Holders”) of each of the Trusts meeting certain requirements will have the right to have their Units redeemed for the Securities underlying the Units (see Redemption). If any Units are redeemed, the aggregate value of Securities in the Trusts will be reduced and the fractional undivided interest in such Trust represented by each remaining Unit will be increased. Units of each of the Trusts will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture (see Administration of the Trusts—Amendment and Termination).

The Portfolios

The portfolios of each of the Equity Focus Trusts are based on a specific group equity recommendations, research investing themes or industry trends identified by analysts and strategists of Citigroup Global Markets Inc., based on an analysis of each company and the industry group as a whole. The Securities included in the Portfolios were selected by the Sponsor as stocks deemed to have above-average appreciation potential over the 12 months following the selection of a Portfolio. The investment rankings by Smith Barney Citigroup normally pertain to an outlook for a 12 month period (see footnote 4 to the Portfolios). There is, of course, no assurance that any of the Securities in the Trust will appreciate in value, and indeed any or all of the Securities may depreciate in value at any time in the future. See Risk Factors.

The results of ownership of Units will differ from the results of ownership of the underlying Securities of the Trusts for various reasons, including:

•	sales charges and expenses of a Trust,

•	the portfolios may not be fully invested at all times,

•	the stocks may be purchased or sold at prices different from the closing price used to determine each Trust’s net asset value, and

•	not all stocks may be weighted in the initial proportions at all times.

Additionally, results of ownership to different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce his total return.

Total returns and/or average annualized returns for various periods of previous series of Equity Focus Trusts and the Trusts may be included from time to time in advertisements and sales literature. Trust performance may be compared to performance of the Standard & Poor’s 500 Financials Index, Standard & Poor’s REIT Index, Morgan Stanley REIT Index and Standard & Poor’s Technology Index. As with other performance data, performance comparisons should not be considered representative of a Trust’s relative performance for any future period. Advertising and sales literature for the Trusts may also include excerpts from the Sponsor’s research reports on one or more of the stocks in the Trusts, including a brief description of its businesses and market sector, and the basis on which the stock was selected.

All of the domestic Securities are publicly traded either on a stock exchange or in the over-the-counter market. Most of the contracts to purchase Securities deposited initially in each of the Trusts are expected to settle in three business days, in the ordinary manner for such Securities. Any foreign Securities are publicly traded on a variety of foreign stock exchanges. Settlement of contracts for foreign Securities varies by country and may take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

Each of the Trusts consists of such Securities as may continue to be held from time to time in that Trust and any additional and replacement Securities and any money market instruments acquired and held by such Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trusts of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities. (See Administration of the Trusts—Accounts and Distributions; Trust Supervision.) The Indenture authorizes, but does not require, the Trustee to invest the net proceeds of the sale of any Securities in eligible money market instruments to the extent that the proceeds are not required for the redemption of Units. Any money market instruments acquired by a Trust must be held until maturity and must mature no later than the next Distribution Day and the proceeds distributed to Holders at that time. If sufficient Securities are not available at what the Sponsor considers a reasonable price, excess cash received on the creation of Units may be held in an interest-bearing account with the Trustee until that cash can be invested in Securities.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under the Portfolio for the relevant Trust, unless substantially all of the monies held in such Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture (see Administration of the Trusts—Trust Supervision).

Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain extraordinary circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that any of the Trusts will retain for any length of time its present size (see Redemption; Administration of the

Trusts—Amendment and Termination). For Holders who do not redeem their Units, investments in Units of a Trust will be liquidated on the fixed date specified under Termination Date in the Summary of Essential Information, and may be liquidated sooner if the net asset value of a Trust falls below that specified under Minimum Value of Trust set forth in the Summary of Essential Information (see Risk Factors).

Income

There is no assurance that dividends on the Securities will be declared or paid in the future.

Record and Distribution Days for each of the Trusts are set forth under the Summary of Essential Information. Income Distributions, if any, will be paid in cash, unless a Holder elects to reinvest his or her distributions in additional Units of the appropriate Trust, subject only to the remaining applicable Deferred Sales Charge deduction (see Reinvestment Plan). Because dividends on the Securities are not received by the Trusts at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts or dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by a Trust and credited to the income account established under the Indenture (the “Income Account”) as of the Record Day.

RISK FACTORS

Common Stock

An investment in Units entails certain risks associated with any that an investment in common stocks. For example, the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:

•	expectations regarding government economic, monetary and fiscal policies,

•	inflation and interest rates,

•	economic expansion or contraction, and

•	global or regional political, economic or banking crises.

The Sponsor’s buying and selling of the Securities, especially during the initial offering of Units of the Trusts or to satisfy redemptions of Units may impact upon the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trusts may also cause increased buying activity in certain of the stocks comprising each of the Portfolios. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trusts may cause the Trusts to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.

The Trusts are not appropriate for investors requiring conservation of capital or high current income. Securities representing approximately 11.66% of the Financials Portfolio, 31.05% of the REIT Portfolio and 49.86% of the Technology Portfolio have been ranked High Risk by Smith Barney Citigroup’s Research Department. Securities representing 8.49% of the Technology Portfolio have been ranked Speculative by Smith Barney Citigroup’s Research Department.

Each Trust’s holdings will be concentrated in a single, specific industry or service sector. Compared to the broad market, an individual sector may be more strongly affected by:

•	changes in the economic climate,

•	broad market shifts,

•	moves in particular dominant stocks, or

•	regulatory changes.

Investors should be prepared for volatile short-term movement in the value of Units.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally inferior to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when, and if, and in the amounts, declared by the issuer’s board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer’s board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stock.

Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity, common stocks have neither a fixed principal amount nor a maturity, and have values which are subject to market fluctuations for as long as the common stocks remain outstanding.

Holders will be unable to dispose of any of the Securities in the Portfolios, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in each of the Trusts and will vote in accordance with the instructions of the Sponsor.

Dividends

The amount of dividends you receive depends on each particular issuer’s dividend policy, the financial condition of the companies and general economic conditions. Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. If dividends are insufficient to cover expenses, it is likely that the Securities will have to be sold to meet Trust expenses. See Expenses and Charges — Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

Fixed Portfolio

Investors should be aware that the Trusts are not “managed” and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolios of each of the Trusts except under certain extraordinary circumstances. Investors should note in particular that the Securities were selected on the basis of the criteria set forth under Objectives of the Trusts and that the Trusts may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed. A number of the

Securities in the Trusts may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trusts would be impermissible, such as to maximize return by taking advantage of market fluctuations. See Administration of the Trusts — Trust Supervision. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the Holders of the Units to do so.

Although each Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trusts to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trusts. The prices of single shares of each of the Securities in the Trusts vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks’ purchase price than as a percentage of the higher-price stocks’ purchase price.

Additional Securities

Investors should note that in connection with the issuance of additional Units during the Public Offering Period, the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the original percentage relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in a Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trusts. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trusts. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder’s Units and the Income per Unit received by each of the Trusts.

Organization Costs

The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for each of the Trust’s organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trusts. Securities will be sold to reimburse the Sponsor for each of the Trust’s organization costs after the completion of the initial public offering period, which is expected to be 90 days from the Initial Date of Deposit (a significantly shorter time period than the life of the Trusts). During the initial public offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for each of the Trusts organization costs, the Trustee will sell additional Securities to allow the Trusts to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under “Plus Estimated Organization Costs” in the Summary of Essential Information, this will result in a greater effective cost per Unit to Holders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trusts as existed prior to such sale.

Termination

A Trust may be terminated at any time and all outstanding Units liquidated if the net asset value of the Trust falls below 40% of the aggregate net asset value of that Trust at the completion of the initial public offering period. Investors should note that if the net asset value of a Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate such Trust before the Termination Date specified in the Summary of Essential Information.

Foreign Securities

The Trusts may hold Securities of non-U.S. issuers directly and/or through American Depository Receipts (“ADRs”). There are certain risks involved in investing in securities of foreign companies, which are in addition to the usual risks inherent in United States investments. These risks include those resulting from:

•	fluctuations in currency exchange rates or revaluation of currencies,

•	future adverse political and economic developments and the possible imposition of currency exchange blockages or other foreign laws or restrictions,

•	reduced availability of public information concerning issuers, and

•	the lack of uniform accounting, auditing and financial reporting standards or other regulatory practices and requirements comparable to those applicable to domestic companies.

Moreover, securities of many foreign companies may be less liquid and their prices more volatile than those of securities of comparable domestic companies. In addition, with respect to certain foreign countries, there is the possibility of expropriation, nationalization, confiscatory taxation and limitations on the use or removal of funds or other assets of the Trusts, including the withholding of dividends. Foreign securities may be subject to foreign government taxes that could reduce the yield on such securities. Since the Trusts may invest in securities quoted in currencies other than the United States dollar, changes in foreign currency exchange rates may adversely affect the value of foreign securities in the Portfolios and the net asset value of Units of the Trusts. Investment in foreign securities may also result in higher expenses due to the cost of converting foreign currency to United States dollars, the payment of fixed brokerage commissions on certain foreign exchanges, which generally are higher than commissions on domestic exchanges, and expenses relating to foreign custody.

In addition, for the foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, the Sponsor anticipates that adequate information will be available to allow the Sponsor to supervise the Portfolios as set forth in Administration of the Trusts — Trust Supervision.

On the basis of the best information available to the Sponsor at the present time, none of the Securities is subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from sale of, the Securities either because the particular jurisdictions have not adopted any currency regulations of this type or because the issues qualify for an exemption, or the Trusts, as an extraterritorial investor, has qualified its purchase of the Securities as exempt by following applicable “validation” or similar regulatory or exemptive procedures. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payments to the Trusts.

In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Portfolios and on the ability of the Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption (see Redemption).

Exchange Rate Fluctuation

In recent years, foreign exchange rates have fluctuated sharply. Income from foreign equity securities held by the Trusts, including those underlying any ADRs held by a Trust, would be payable in the currency of the country of their issuance. However, the Trusts will compute their income in United States dollars, and the computation of income will be made on the date of its receipt by the Trusts at the foreign exchange rate in effect on that date. Therefore, if the value of the foreign currency falls relative to the United States dollar between receipt of the income and its conversion to United States dollars, the risk of such decline will be borne by Holders. In addition, the cost of converting such foreign currency to United States dollars would also reduce the return to the Holder.

American Depositary Shares and Receipts

American Depositary Shares (“ADSs”), and receipts therefor (“ADRs”), are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. Generally, ADSs and ADRs are designed for use in the United States securities markets. For purposes of this Prospectus the term ADRs generally includes ADSs.

Legal Proceedings and Legislation

At any time after the Initial Date of Deposit, additional legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to any of the Securities in the Trusts or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trusts or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

Financials Portfolio

The Financial Portfolio’s investments in the financial services and financial services-related companies will be particularly affected by certain economic, competitive and regulatory developments. The profitability of financial services companies as a group is largely dependent upon the availability and cost of capital funds which in turn may fluctuate significantly in response to changes in interest rates and general economic conditions. Credit losses resulting from financial difficulties of borrowers can negatively impact the sector. Rising interest rates and inflation may negatively affect certain financial services companies as the costs of lending money, attracting deposits and doing business rise. Insurance companies may be subject to severe price competition. Financial institutions are subject to regulation and supervision by governmental authorities and changes in governmental policies may impact the way financial institutions conduct business. Such governmental regulation may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Also, if government regulation which would further reduce the separation between commercial and investment banking is ultimately enacted, financial services companies may be significantly affected in terms of profitability and competition.

Banks and thrifts face increased competition from nontraditional lending sources and regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies’ profits may also be adversely affected by increased federal and state government regulations or tax law changes.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as on the stock prices, of these companies. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

REIT Portfolio

General.    Real estate investment trusts (“REITs”) are financial vehicles that seek to pool capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are usually managed by separate advisory companies for a fee which is ordinarily based on a percentage of the assets of the REIT in addition to reimbursement of operating expenses. Since the REIT Portfolio will consist entirely of shares issued by REITs, an investment in the REIT Portfolio will be subject to varying degrees of risk generally incident to the ownership of real property (in addition to securities market risks). The underlying value of the REIT Portfolio’s Securities and the REIT Portfolio’s ability to make distributions to its Holders may be adversely affected by adverse changes in national economic conditions, adverse changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skills, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the REIT Portfolio.

REITs have been compared to bond equivalents (paying to the REIT holders their pro rata share of the REIT’s annual taxable income). In general, the value of bond equivalents changes as the general levels of interest rates fluctuate. When interest rates decline, the value of a bond equivalent portfolio invested at higher yields can be expected to rise. Conversely, when interest rates rise, the value of a bond equivalent portfolio invested at lower yields can be expected to decline. Consequently, the value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

Equity REITs are less likely to be affected by interest rate fluctuations than Mortgage REITs and the nature of the underlying assets of an Equity REIT, i.e., investments in real property, may be considered more tangible than that of a Mortgage REIT. Equity REITs are more likely to be adversely affected by changes in the value of the underlying property it owns than Mortgage REITs.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings; the impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. In addition, investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market’s perception of the REIT industry generally, and the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.

Uninsured Losses.    The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the REITs properties are at risk in their particular locales. The management of REIT issuers use their discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to requiring appropriate insurance on their investments at a reasonable cost and on suitable terms. This may result in insurance coverage that in the event of a substantial loss would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by REITs might not be adequate to restore its economic position with respect to such property.

Environmental Liability.    Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant’s lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner’s ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the REIT Portfolio may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the REIT Portfolio.

Americans with Disabilities Act.    Under the Americans with Disabilities Act of 1990 (the “ADA”), all public accommodations are required to meet certain federal requirements related to physical access and use by disabled persons. In the event that any of the REITs in the REIT Portfolio invest in or hold mortgages on real estate properties subject to the ADA, a determination that any such properties are not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. If any of the REITs in the REIT Portfolio were required to make modifications to comply with the ADA, the REIT’s ability to make expected distributions to the REIT Portfolio could be adversely affected, thus adversely affecting the ability of the REIT Portfolio to make distributions to Holders.

Property Taxes.    Real estate generally is subject to real property taxes. The real property taxes on the properties underlying the REITs in the REIT Portfolio may increase or decrease as property tax rates change and as the properties are assessed or reassessed by taxing authorities.

Liquidity.    Although the Securities in the REIT Portfolio, except for Restricted Securities as defined below, if any, themselves are listed on a national securities exchange or Nasdaq National Market System and are liquid, real estate investments, the primary holdings of each of the Securities in the REIT Portfolio are relatively illiquid. Therefore, the ability of the issuers of the Securities in the REIT Portfolio to vary their portfolios in response to changes in economic and other conditions will be limited and, hence, may adversely affect the value of the Units. There can be no assurance that any issuer of a Security will be able to dispose of its underlying real estate assets when it finds disposition advantageous or necessary or that the sale price of any disposition will recoup or exceed the amount of its investment.

The REIT Portfolio may purchase securities that are not registered under the Securities Act (“Restricted Securities”), but can be offered and sold to “qualified institutional buyers” under Rule 144A under the Securities Act. Since it is not possible to predict with assurance exactly how this market for Restricted Securities sold and offered under Rule 144A will develop, the Sponsor will carefully monitor the REIT Portfolio’s investments in these securities, focusing on such factors, among others, as valuation, liquidity and availability of information. This investment could have the effect of increasing the level of illiquidity in the REIT Portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these Restricted Securities.

Technology Portfolio

The Technology Portfolio’s investments in securities of technology related companies present certain risks that may not exist to the same degree in other types of investments. Technology stocks, in general, tend to be relatively volatile as compared to other types of investments. Any such volatility will be reflected in the value of the Technology Portfolio’s Units. The technology and science areas may be subject to greater governmental regulation than many other areas and changes in governmental policies and the need for regulatory approvals may have a material adverse effect on these areas. Additionally, companies in these areas may be subject to risks of developing technologies, competitive pressures and other factors and are dependent upon consumer and business acceptance as new technologies evolve. Competitive pressures may have a significant effect on the financial condition of companies in the technology sector. For example, if technology continues to advance at an accelerated rate, and the number of companies and product offerings continues to expand, these companies could become increasingly sensitive to short product cycles and aggressive pricing. Further, companies in the technology industry spend heavily on research and development and are subject to the risk that their products or services may not prove commercially successful or may become obsolete quickly.

The Technology Portfolio may be susceptible to factors affecting the communications industry. The communications industry is subject to governmental regulation and the products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Technology Portfolio’s Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. In addition, federal communications laws regarding the cable television industry have recently been amended to eliminate government regulation of cable television rates where competition is present and allow rates to be dictated by market conditions. In the absence of competition, however, rates shall be regulated by federal and state governments to protect the interest of subscribers. Certain types of companies represented in the Technology Portfolio may be engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

While the Technology Portfolio may include securities of established suppliers of traditional communication products and services, this Trust may invest in smaller communications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in more limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.

PUBLIC SALE OF UNITS

Public Offering Price

The Public Offering Price of the Units for each of the Trusts is computed by adding the applicable initial sales charge to the net asset value per Unit of a Trust. The net asset value of a Trust is calculated by adding the combined market value of the Securities in a Trust (as determined by the Trustee) to any cash held, and dividing that sum by the number of Units of the Trust outstanding. The total sales charge consists of an initial sales charge and a deferred sales charge equal, in the aggregate, to a maximum charge of 4.50% of the Public Offering Price (4.712% of the net amount invested in Securities). In addition, during the initial offering period a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price for all Purchases, including those which are subject to any of the sales charge reductions described below (see Expenses and Charges—Initial Expenses).

The initial sales charge is computed by deducting the deferred sales charge ($30.00 per 1,000 Units) from the aggregate sales charge of 4.50%. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in a Trust. For example, the initial sales charge will exceed 1.50% if the Public Offering Price exceeds $1,000 per 1,000 Units and will be less than 1.50% if the Public Offering Price is less than $1,000 per 1,000 Units. The initial sales charge on the Initial Date of Deposit is 1.50% of the Public Offering Price. The initial sales charge is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor.

The deferred sales charge is a monthly charge of $1.25 per 1,000 Units and is accrued in 24 monthly installments commencing on June 1, 2004, and will be charged to the Capital Account on the first day of each month thereafter through May 1, 2006. As a result of the deferred sales charge being a fixed dollar amount, if the Public Offering Price exceeds $1,000 per 1,000 Units, the deferred sales charge will be less than 3.00% and if the Public Offering Price is less than $1,000 per 1,000 Units, the deferred sales charge will exceed 3.00%. If a Deferred Sales Charge Payment Date is not a business day, the payment will be charged to the Trust on the next business day. If a Holder’s sale or redemption of Units settles before a Deferred Sales Charge Payment Date, all future deductions of the Deferred Sales charge will be waived. Units purchased pursuant to the Reinvestment Plan are subject only to the remaining applicable deferred sales charge deduction (see Reinvestment Plan).

Purchasers on May 13, 2004 (the first day Units will be available to the public), will be able to purchase Units at $1.00 each (including the initial sales charge). To allow Units to be priced at $1.00, the Units outstanding as of the Evaluation Time on May 13, 2004 (all of which are held by the Sponsor), will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor’s purchase order. A proportionate share of the amount in the Income Account (described under Administration of the Trust—Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.

The initial sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least 50,000 Units. Sales charges are as follows:

	Initial Sales Charge		Maximum Dollar Amount Deferred Per 1,000 Units
Number of Units*	Percent of Offering Price	Percent of Net Amount Invested
Fewer than 50,000	1.50%	1.523%	$30.00
50,000 but less than 100,000	1.25	1.266	30.00
100,000 but less than 250,000	1.00	1.010	30.00
250,000 but less than 1,000,000.50		.503	30.00
1,000,000 or more	0	0	30.00

The above graduated sales charges will apply to all purchases in the aggregate of one or more of Portfolios or any portfolios of Equity Focus Trusts—Sector Series, 2002-B, 2003-A or 2003-B on any one day by the same purchaser of Units in the amounts stated. Purchases of Units will not be aggregated with either purchases of units of any other series of Equity Focus Trusts or Units received in exchange for units of Exchangeable Series, as defined below, which are not subject to any initial sales charge. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

Valuation of Securities by the Trustee is made as of the close of business on the New York Stock Exchange on each business day. Securities quoted on national stock exchange or Nasdaq National Market are valued at the closing sale price, or, if no closing sales price exists, at the mean between the closing bid and offer prices. Securities not so quoted are valued at the mean between bid and offer prices.

The holders of units of any outstanding unit investment trust (the “Exchangeable Series”) may exchange units of the Exchangeable Series for units of a Trust at their relative net asset values, subject only to the applicable deferred sales charge. An exchange of Exchangeable Series units for Units of a Trust will generally be a taxable event. The exchange option described above will also be available to investors in an Exchangeable Series who elect to purchase Units of the Trust (if available) within 45 business days of their liquidation of units in the Exchangeable Series which were held through accounts of the Sponsor, or one of its affiliates. The minimum purchase amount for Units of a Trust of $250 will be waived in connection with the exchange option, as well as in connection with the exchange and rollover privileges (see Exchange and Rollover Privileges). The Sponsor reserves the right to modify, suspend or terminate this exchange option at any time.

Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities in a Trust divided by the number of Units outstanding only subject to the applicable deferred sales charge. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies.

Public Distribution

Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trusts, and may also be distributed through dealers.

*	The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for 1,000 Units, etc.

The Sponsor intends to qualify Units of each of the Trusts for sale in all states of the United States where qualification is deemed necessary through the Sponsor and dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price per Unit to be established at the time of sale by the Sponsor.

The Sponsor may make payments for distribution and/or Holder servicing activities out of its past profits and other available sources. The Sponsor may also make payments for marketing, promotional or related expenses to dealers. The amount of these payments is determined by the Sponsor and may be substantial. Affiliates of the Sponsor may make similar payments under similar arrangements. These payments will not change the price that purchasers pay for Units of a Trust.

Underwriter’s and Sponsor’s Profits

The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the initial sales charge of 1.50% of the Public Offering Price (subject to reduction on a graduated scale basis in the case of volume purchases, and subject to reduction for purchasers as described under Public Offering Price above) and the monthly Deferred Sales Charge of $1.25 per 1,000 Units.

On the Initial Date of Deposit, the Sponsor also realized a profit or loss on deposit of the Securities into each of the Trusts in the amount set forth under the Summary of Essential Information, which equals the difference between the cost of the Securities to a Trust (which is based on the aggregate value of the Securities on the Date of Deposit) and the Sponsor’s purchase price of such Securities. In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor similarly may realize a profit or loss, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on deposit) and the Sponsor’s purchase price of such Securities. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor’s business and may be of benefit to the Sponsor.

The Sponsor also receives an annual fee at the maximum rate of $.60 per 1,000 Units for the administrative and other services which it provides during the life of the Trusts (see Expenses and Charges—Fees). The Sponsor has not participated as sole underwriter or manager or member of any underwriting syndicate from which any of the Securities in the Portfolios on the Initial Date of Deposit were acquired, except as indicated under Portfolio.

In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.

MARKET FOR UNITS

While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding:

•	the aggregate value of Securities in a Trust,

•	amounts in a Trust, including dividends receivable on stocks trading ex-dividend, and

•	all other assets in a Trust.

Deducting therefrom the sum of:

•	taxes or other governmental charges against a Trust not previously deducted,

•	accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to a Trust and certain other expenses, and

•	amounts for distribution to Holders of record as of a date prior to the evaluation.

The result of the above computation is divided by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolios or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in a Trust on the date on which the Units of such Trust are tendered for redemption (see Redemption).

The Sponsor may, of course, redeem any Unit it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any of the New York, Midwest or Pacific Stock Exchanges, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions (see Administration of the Trusts—Accounts and Distributions). The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. After the initial public offering period, the Redemption Price per Unit will be reduced to reflect the estimated cost of liquidating securities to meet redemptions. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trusts. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

The Trustee will redeem Units “in kind” upon request of a redeeming Holder if the Holder tenders at least 250,000 Units. Thus, a Holder will be able (except during a period described in the last paragraph under this heading), not later than the seventh calendar day following such tender (or if the seventh calendar day is not a business day, on the first business day prior thereto), to receive in kind an amount per Unit equal to the Redemption Price per Unit (computed as described in Redemption—Computation of Redemption Price per Unit) as determined as of the day of tender. The Redemption Price per Unit for in kind distributions (the “In Kind Distribution”) will take the form of the distribution of whole and fractional shares of each of the Securities in the amounts and the appropriate proportions represented by the fractional undivided interest in a Trust of the Units tendered for redemption (based upon the Redemption Price per Unit).

In Kind Distributions on redemption of a minimum of 250,000 Units will be held by The Bank of New York, as Distribution Agent, for the account, and for disposition in accordance with the instructions of, the tendering Holder as follows:

(a)  If the tendering Holder requests cash payments, the Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender and remit to the Holder not later than seven calendar days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales. Since these proceeds will be net of brokerage commissions, Holders who wish to receive cash for their Units should always offer them for sale to the Sponsor in the secondary market before seeking redemption by the Trustee. The Trustee may offer Units tendered for redemption and cash liquidation to the Sponsor on behalf of any Holder to obtain this more favorable price for the Holder.

(b)  If the tendering Holder requests an In Kind Distribution, the Distribution Agent (or the Sponsor acting on behalf of the Distribution Agent) shall sell any portion of the In Kind Distribution represented by fractional interests in accordance with the foregoing and distribute net cash proceeds to the tendering Holder together with certificates representing whole shares of each of the Securities that comprise the In Kind Distribution. (The Trustee may, however, offer the Sponsor the opportunity to purchase the tendered Units in exchange for the numbers of shares of each Security and cash, if any, which the Holder is entitled to receive. The tax consequences to the Holder would be identical in either case.)

Holders who wish to receive an In Kind Distribution at the termination of the Trust must give notice of such election at least 10 business days prior to the Termination Date set forth in the Summary of Essential Information.

Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trusts — Accounts and Distributions). In addition, in implementing the redemption procedures described above, the Trustee and the Distribution Agent shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the In Kind Distribution as of the date of tender. To the extent that Securities are distributed in kind, the size of the Trust will be reduced.

A Holder may tender Units for redemption on any weekday (a “Tender Day”) which is not one of the following: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving or Christmas. The right of redemption may be suspended and payment postponed for any period, determined by the Securities and Exchange Commission (“SEC”), (1) during which the New York Stock Exchange is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the SEC may by order permit.

Computation of Redemption Price Per Unit

Redemption Price per Unit is computed by the Trustee as of the Evaluation Time on each June 30 and December 31 (or the last business day prior thereto), as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day, and on any other business day desired by the Trustee or the Sponsor, by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in a Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in a Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to a Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date thereof. As of the close of the initial public offering period the Redemption Price per 1,000 Units will be reduced to reflect the payment of the per 1,000 Unit organization costs to the Sponsor. Therefore, the amount of the Redemption Price per 1,000 Units received by a Holder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial public offering period.

The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or Nasdaq National Market System, or a foreign securities exchange, such evaluation shall generally be based on the last reported sale price on such exchange (unless the Trustee deems such price inappropriate as a basis for evaluation) or, if there is no last reported sale price on such exchange, at the mean between the closing offering and bid side evaluation. If the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange, such evaluation shall generally be made by the Trustee in good faith based on the last reported sales prices as of the Evaluation Time on the over-the-counter market by one or more reporting service (unless the Trustee deems such mean inappropriate as a basis for evaluation) or, if no such prices are available, (1) on the basis of the mean between current bid and offer prices on the over-the-counter market, (2) on the basis of the mean between current bid and offer prices for comparable securities, (3) by the Trustee’s appraising the value of the Securities in good faith at the mean between the bid side and the offer side of the market or (4) by any combination thereof.

A redemption (other than an In Kind Distribution) is a taxable event and may result in capital gain income or loss to the Holder. See Taxes.

EXPENSES AND CHARGES

Initial Expenses — Investors will reimburse the Sponsor on a per 1,000 Units basis, for all or a portion of the estimated costs incurred in organizing the Trusts including the cost of the initial preparation, printing and execution of the registration statement and the indenture, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the expenses incurred in establishing the Trusts, as well as advertising and selling expenses, will be paid by the Sponsor at no cost to the Trusts.

Fees — The Trustee’s and Sponsor’s fees are set forth under Summary of Essential Information. The Trustee receives for its services as Trustee and Distribution Agent payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee’s fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trusts, including certain mailing and printing expenses, are borne by the Trusts. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor’s fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor’s fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for a Trust, but at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Citigroup Global Markets Unit Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trusts in amounts not exceeding its cost of providing those services. The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification “All Services Less Rent” in the Consumer Price Index published by the United States Department of Labor.

Other Charges — These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the Trusts (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trusts’ registration statement current with federal and state authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trusts and the rights and interests of Holders (for example, expenses in exercising the Trusts’ rights under the underlying Securities), (5) indemnification of the Trustee for any losses, liabilities and expenses incurred without gross negligence, bad faith or willful misconduct on its part, (6) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, willful misconduct or reckless disregard of their duties and (7) expenditures incurred in contacting Holders upon termination of the Trusts. The amounts of these charges and fees are secured by a lien on the Trusts.

Payment of Expenses — Funds necessary for the payment of the above fees will be obtained in the following manner: (1) first, by deductions from the Income Accounts (see below), (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Accounts (see below) (which will reduce income distributions from the Accounts), (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses (thereby reducing the net asset value of the Units). Payment of the Deferred Sales Charge will be made in the manner described under Administration of the Trusts—Accounts and Distributions below.

Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trusts — Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trusts. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

ADMINISTRATION OF THE TRUSTS

Records

The Trustee keeps records of the transactions of the Trusts at its unit investment trust office including names, addresses and holdings of all Holders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.

Accounts and Distributions

Dividends payable to a Trust are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (i.e., return of capital, stock dividends, if any, and gains) will be credited by the Trustee to a Capital Account. If a Holder receives his or her distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder’s pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of Record. No distribution need be made from the Capital Account if the balance therein is less than an amount sufficient to distribute $5.00 per 1,000 Units. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trusts. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest. Distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors’ sales charge obligations. Proceeds of the disposition of any Securities not used to pay the Deferred Sales Charge or to redeem Units will be held in the Capital Account and distributed on the Final Distribution upon termination of the appropriate Trust.

Purchases at Market Discount — Certain of the shareholder dividend reinvestment, stock purchase or similar plans maintained by issuers of the Securities offer shares pursuant to such plans at a discount from market value. Subject to any applicable regulations and plan restrictions, the Sponsor intends to direct the Trustee to participate in any such plans to the greatest extent possible taking into account the Securities held by the Trusts in the issuers offering such plans. In such event, the Indenture requires that the Trustee forthwith distribute in kind to the Distribution Agent the Securities received upon any such reinvestment to be held for the accounts of the Holders in proportion to their respective interests in the Trusts. It is anticipated that Securities so distributed shall immediately be sold. Therefore, the cash received upon such sale, after deducting sales commissions and transfer taxes, if any, will be used for cash distributions to Holders.

The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trusts are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution. The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

Trust Supervision

Each of the Trusts is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. Therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. However, each Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. However, while it is the intention of the Sponsor to continue a Trust’s investment in the Securities in the original proportions, it has the power but not the obligation, to direct the disposition of the Securities upon certain circumstances described in the Indenture, including:

institution of certain legal proceedings enjoining or impeding the declaration or payment of anticipated dividends; default under certain documents adversely affecting future declaration or payment of anticipated dividends or actual default on any outstanding security of the issuer; a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make retention of the Securities detrimental to the interest of the Holders; or a public tender offer, merger or acquisition affecting the Securities that, in the opinion of the Sponsor, would make the sale of the Securities in the best interests of the Holders. Although the Sponsor intends to review the desirability of retaining in a Portfolio any Security if (i) its investment rating is reduced to 3 by Smith Barney Citigroup’s Research Department or (ii) the Sponsor otherwise determines that a review is appropriate, a Security will only be sold pursuant to the limited circumstances described in the Indenture. The Sponsor is authorized under the Indenture to direct the Trustee to invest the proceeds of any sale of Securities not required for redemption of Units in eligible money market instruments having fixed final maturity dates no later than the next Distribution Day (at which time the proceeds from the maturity of said instrument shall be distributed to Holders) which are selected by the Sponsor and which will include only the following instruments:

(i)  Negotiable certificates of deposit or time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets, except that certificates of deposit or time deposits of smaller domestic banks may be held provided the deposit does not exceed the insurance coverage on the instrument (which currently is $100,000), and provided further that a Trust’s aggregate holding of certificates of deposit or time deposits issued by the Trustee may not exceed the insurance coverage of such obligations and (ii) U.S. treasury notes or bills.

In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the Holders of the Units to do so. In addition, the Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new Securities in exchange or substitution for any Securities except that the Sponsor may instruct the Trustee to accept or reject such an offer to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer failed to declare or pay anticipated dividends with respect to such Securities or (2) in the written opinion of the Sponsor the issuer will probably fail to declare or pay anticipated dividends with respect to such Securities in the reasonably foreseeable future. Any Securities so received in exchange or substitution shall be sold unless the Sponsor directs that they be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. If a Security is eliminated from the Portfolio and no replacement security is acquired, the Trustee shall within a reasonable period of time thereafter notify Holders of that Trust of the sale of the Security. Except as stated in this and the following paragraphs, the Trusts may not acquire any securities other than (1) the Securities and (2) securities resulting from stock dividends, stock splits and other capital changes of the issuers of the Securities.

The Sponsor is authorized to direct the Trustee to acquire replacement Securities (“Replacement Securities”) to replace any Securities, for which purchase contracts have failed (“Failed Securities”), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit, as described more fully below. Replacement Securities that are replacing Failed Securities will be deposited into a Trust within 110 days of the date of deposit of the contracts that have failed at a purchase price that does not exceed the amount of funds reserved for the purchase of Failed Securities. The Replacement Securities shall satisfy certain conditions specified in the Indenture including, among other conditions, requirements that the Replacement Securities shall be publicly-traded common stocks; shall be issued by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law); shall not result in more than 10% of a Trust consisting of securities of a single issuer (or of two or more issuers which are Affiliated Persons as this term is defined in the Investment Company Act of 1940) which are not registered and are not being registered under the Securities Act of 1933 or result in a Trust owning more than 50% of any single issue which has been registered under the Securities Act of 1933; and shall have, in the opinion of the Sponsor, characteristics sufficiently similar to the characteristics of the other Securities in that Trust as to be acceptable for acquisition by such Trust. Whenever a Replacement Security has been acquired for a Trust, the Trustee shall, on the next Distribution Day that is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to that Trust of the Failed Security exceeded the cost of the Replacement Security. If Replacement Securities are not acquired, the Sponsor will, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under Portfolios plus income attributable to the Failed Security. Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of a Trust.

The Indenture also authorizes the Sponsor to increase the size and number of Units of the Trusts by the deposit of cash (or a letter of credit) with instructions to purchase Additional Securities, contracts to purchase Additional Securities, or Additional Securities in exchange for the corresponding number of additional Units during the 90-day period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit (the “Original Proportionate Relationship”) is maintained to the extent practicable. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the original proportionate relationship among the number of shares of each Security comprising the Portfolio at the end of the initial 90-day period.

With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities, Additional Securities or contracts to purchase Additional Securities, in connection with creating additional Units of a Trust during the 90-day period following the Initial Date of Deposit, the Sponsor may specify minimum amounts of Additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the Original Proportionate Relationship. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased at reasonable prices or their purchase is prohibited or restricted by law, regulation or policies applicable to the Trusts or the Sponsor, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit), (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above. Any funds held to acquire Additional or Replacement Securities which have not been used to purchase Securities at the end of the 90- day period beginning with the Initial Date of Deposit, shall be used to purchase Securities as described above or shall be distributed to Holders together with the attributable sales charge.

Reports to Holders

The Trustee will furnish Holders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year and within sixty days following the Termination Date, the Trustee will furnish to each person who at any time during each calendar year or from January 1, 2006 to the Termination Date, respectively, was a Holder of record a statement (1) as to the Income Account: income received; deductions for applicable taxes and for fees and expenses of the Trustee and counsel, and certain other expenses; amounts paid in connection with redemptions of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year or on the Termination Date, respectively; (2) as to the Capital Account: the disposition of any Securities (other than pursuant to In Kind Distributions) and the net proceeds received therefrom; the results of In Kind Distributions in connection with redemption of Units; deductions for payment of applicable taxes and for fees and expenses of the Trustee and counsel and certain other expenses, to the extent that the Income Account is insufficient, and the balance remaining after such distribution and deductions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year or on the Termination Date, respectively; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year or on the Termination Date, respectively; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year or on the Termination Date, respectively; and (5) amounts actually distributed during such calendar year or on the Termination Date, respectively from the Income Account expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the record dates for such distributions.

In order to enable them to comply with federal and state tax reporting requirements, Holders will be furnished with evaluations of Securities upon request to the Trustee.

Book-Entry Units

Ownership of Units of each Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company (“DTC”) through an investor’s broker’s account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor’s DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in a Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Holder. Holders must sign such written request exactly as their names appear on the records of the Trusts. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

Amendment and Termination

The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency and (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor). The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of 51% of the Units, provided that no such amendment or waiver will reduce the interest in a Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders.

The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Termination Date specified under Summary of Essential Information. However, the Sponsor may extend the Termination Date for a period of no longer than 30 days without giving notice to the Holders. The Indenture may also be terminated by the Sponsor if the value of the Trust is less than the minimum value set forth under Summary of Essential Information (as described under Description of the Trusts—Risk Factors) and may be terminated at any time by written instrument executed by the Sponsor and consented to by Holders of 51% of the Units. The Trustee shall deliver written notice of any early termination to each Holder of record within a reasonable period of time prior to such termination. Within a reasonable period of time after termination, the Trustee must sell all of the Securities then held and distribute to each Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder’s interest in the Income and Capital Accounts. Such distribution will normally be made by mailing a check in the amount of each Holder’s interest in such accounts to the address of such nominee Holder appearing on the record books of the Trustee.

EXCHANGE AND ROLLOVER PRIVILEGES

Holders may exchange their Units of a Trust into units of any then outstanding series of Equity Focus Trusts—Sector Series (an “Exchange Series”) at their relative net asset values, subject only to the remaining deferred sales charge (as disclosed in the prospectus for the Exchange Series). The exchange option described above will also be available to investors in a Trust who elect to purchase units of an Exchange Series within 45 business days of their liquidation of Units in a Trust.

Holders who retain their Units until the termination of a Trust may be able to reinvest their terminating distributions into units of a subsequent series of Equity Focus Trusts—Sector Series (the “New Series”) provided one is offered. Such purchaser may be entitled to a reduced sales load (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series. Holders who decide not to rollover their proceeds will receive a cash distribution or, if they own a minimum of 250,000 Units, may elect to receive an In Kind Distribution, after the Trust terminates.

Under the exchange and rollover privilege, the Sponsor’s repurchase price would be based upon the market value of the Securities in a Trust portfolio and units in the Exchange Series or New Series will be sold to the Holder at a price based on the aggregate market price of the securities in the portfolio of the Exchange Series or New Series. Holders will pay their share of any brokerage commissions on the sale of underlying Securities when their Units are liquidated during the exchange or rollover. Exercise of the exchange or rollover privilege by Holders is subject to the following conditions: (i) the Sponsor must have units available of an Exchange Series or New Series during initial public offering or, if such period is completed, must be maintaining a secondary market in the units of the available Exchange Series or New Series and such units must be available in the Sponsor’s secondary market account at the time of the Holder’s elections; and (ii) exchange will be effected only in whole units. Holders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from the Holder for exchange will be remitted to such Holder.

Section 17(a) of the Investment Company Act of 1940 generally prohibits principal transactions between registered investment companies and their affiliates. Pursuant to an exemptive order issued by the SEC, each terminating Sector Series can sell duplicated securities directly to a New Series. The exemption will enable the Trust to eliminate commission costs on these transactions. The price for those securities transferred will be the closing sale price on the sale date on the national securities exchange where the securities are principally traded, as certified and confirmed by the Trustee.

It is expected that the terms of the Exchange Series or New Series will be substantially the same as the terms of the Trusts described in this Prospectus, and that similar reinvestment programs will be offered with respect to all subsequent series of the Trusts. The availability of these options do not constitute a solicitation of an offer to purchase units of an Exchange Series or a New Series or any other security. A Holder’s election to participate in either of these options will be treated as an indication of interest only. Holders should contact their financial professionals to find out what suitable Exchange or New Series is available and to obtain a prospectus. Holders may acquire units of those Series which are lawfully for sale in states where they reside and only those Exchange Series in which the Sponsor is maintaining a secondary market. At any time prior to the exchange by the Holder of units of an Exchange Series, or the purchase by a Holder of units of a New Series, such Holder may change its investment strategy and receive its terminating distribution. An election of either of these options will not prevent the holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Exchange or New Series, as the case may be, is treated as substantially identical to a Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate either or both of these reinvestment privileges at any time.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

Trustee

The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed upon the direction of the Holders of 51% of the Units of a trust at any time, or by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Sponsor

The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indentures and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

The Sponsor shall be under no liability to a Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

TAXES

The following is a general discussion of certain federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States. The summary is limited to investors who hold the Units as “capital assets” (generally, property held for investment) within the meaning of the Internal Revenue Code (the “Code”), and does not address the tax consequences of Units held by dealers, financial institutions, insurance companies or anyone who holds Units as part of a hedge or straddle.

In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law:

1.    The Trusts are not associations taxable as corporations for federal income tax purposes, and income received by the Trusts will be treated as income of the Holders in the manner set forth below.

2.    Each Holder will be considered the owner of a pro rata portion of each Security in a Trust under the grantor trust rules of Sections 671-679 of the Code. A taxable event will generally occur with respect to each Holder when a Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by such Holder. A Holder should determine its tax cost for each Security represented by its Units by allocating the total cost for its Units, including the sales charge, among the Securities in the Trust in which it holds Units (in proportion to the fair market values of those Securities on the date the Holder purchases its Units).

3.    A Holder will be considered to have received all of the dividends paid on its pro rata portion of each Security when such dividends are received by a Trust even if the Holder does not actually receive such distributions but rather reinvests its dividend distributions pursuant to the Reinvestment Plan. An individual Holder who itemizes deductions will be entitled to deduct its pro rata share of fees and expenses paid by a Trust, but only to the extent that this amount together with the Holder’s other miscellaneous deductions exceeds 2% of its adjusted gross income. The deduction of fees and expenses is subject to limitations for individuals with incomes in excess of certain thresholds.

4.    Under the income tax laws of the State and City of New York, the Trusts are not associations taxable as corporations and are not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Holder who is a New York resident, however, a pro rata portion of all or part of the income of a Trust will be treated as income of the Holder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

A Holder’s pro rata portion of dividends paid with respect to a Security held by a Trust is generally taxable as dividend income to the extent of the issuing corporation’s current or accumulated earnings and profits. A Holder’s pro rata portion of dividends paid on such Security that exceed such current or accumulated earnings and profits will first reduce the Holder’s tax basis in such Security, and to the extent that such dividends exceed the Holder’s tax basis will generally be treated as capital gain. Qualifying dividends distributed by corporations to individuals may be taxed at a rate of a maximum of 15% if certain holding periods are met.

A corporate Holder will generally be entitled to a 70% dividends-received deduction with respect to its pro rata portion of dividends received by the Trust from a domestic corporation or from a qualifying foreign corporation in the same manner as if such corporate Holder directly owned the Securities paying such dividends. However, a corporate Holder should be aware that the Code imposes additional limitations on the eligibility of dividends for the 70% dividends-received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes ex-dividend. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. The dividends-received deduction is not available to “Subchapter S” corporations and certain other corporations, and is not available for purposes of special taxes such as the accumulated earnings tax and the personal holding company tax. Congress from time to time considers proposals to reduce this deduction.

A Holder’s gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain and will be long-term if the Holder has held its Units (and the Trust has held the Securities) for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income. Individual Holders who realize long-term capital gains with respect to Units held for more than one year may be subject to a reduced tax rate of 15% on such gains (5% if the individual Holder is, and would be after accounting for such gains, eligible for the 10% or 15% tax bracket for ordinary income), rather than the “regular” maximum tax rate of 35% on ordinary income. Tax rates may increase prior to the time when Holders may realize gains from the sale, exchange or redemption of the Units or Securities. Under federal legislation that took effect in 2003, certain rates of tax on personal income are reduced and certain income thresholds for rates to apply are changed, including some of the rates and brackets discussed above. However, several such legislative changes are temporary and are scheduled to revert to prior law in several years. Holders should consult their tax advisors on the impact such tax reductions will have on them.

A Holder’s loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss and will be long-term if the Holder has held its Units (and the Trust has held the Securities) for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate Holders may be deducted against ordinary income.

A pro rata distribution of Securities by the Trustee to a Holder (or to its agent, including the Distribution Agent) upon redemption of Units generally should not be a taxable event to the Holder or to other Holders. The redeeming or exchanging Holder’s basis for such Securities will be equal to its basis for the same Securities (previously represented by its Units) prior to such redemption or exchange, and its holding period for such Securities will include the period during which it held its Units. However, a Holder will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer, when the Holder (or its agent, including the

Distribution Agent) sells the Securities so received in redemption, when a redeeming or exchanging Holder receives cash in lieu of fractional shares, when the Holder sells its Units or when the Trustee sells the Securities from a Trust.

Each of the Trusts may hold Securities or ADRs of foreign corporations. For United States income tax purposes, a holder of ADRs is treated as though it were holding directly the shares of the foreign corporation represented by the ADRs. Dividends paid by foreign issuers generally will be subject to foreign withholding tax, which may entitle Holders to a foreign tax credit (or deduction) against their U.S. income tax liability, subject to the limitations applicable to the use of the foreign tax credit. Foreign taxes withheld on payments to a Trust may be greater than the amounts that would be withheld if the shares were held directly by a U.S. Holder. The Trusts will report as gross income earned by U.S. Holders their pro rata shares of such dividends, including their pro rata shares of any corresponding amounts of foreign tax withheld and their pro rata shares of any income or loss resulting from currency conversion transactions. Gains and losses attributable to increases or decreases in the value of foreign currencies in which such securities are denominated, or in which dividends are paid, will be treated as ordinary income or ordinary loss. Capital gains attributable to the Units or the underlying Securities may also be subject to taxes by certain of those jurisdictions.

The foregoing discussion relates only to the tax treatment of U.S. Holders with regard to federal and certain aspects of New York State and City income taxes. Holders that are not U.S. citizens or residents and who are not engaged in a trade or business in the United States (“Foreign Holders”) should be aware that dividend distributions from a Trust attributable to any dividends received by a Trust from domestic and certain foreign corporations will be subject to a U.S. withholding tax of 30%, or a lower income tax treaty rate, if applicable, and under certain circumstances gain from the disposition of Securities or Units may also be subject to federal income tax. However, it is expected that in general any gains from the sale of Units or Securities realized by Holders who are Foreign Holders will not be U.S. source income and will not be subject to any U.S. withholding tax. In addition, Holders may also be subject to taxation in New York or in other jurisdictions (including a Foreign Holder’s country of residence) and should consult their own tax advisers in this regard.

* * *

After the end of each fiscal year for each of the Trusts, the Trustee will furnish to each Holder a statement containing information relating to the dividends received by the Trust, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Holder and to the Internal Revenue Service.

Retirement Plans

Units of these Trusts may be well suited for purchase by Individual Retirement Accounts (“IRAs”), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from federal taxation as long as the investment in the Units of the Trust is not financed by borrowings. All distributions from such plans (other than from certain IRAs known as “Roth IRAs”) are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special 10 year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering investment in the Trust through any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.

Before investing in a Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed “plan assets” under ERISA and the Department of Labor regulations regarding the definition of “plan assets.”

MISCELLANEOUS

Trustee

The name and address of the Trustee are shown on the back cover of this prospectus. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Legal Opinion

The legality of the Units has been passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

Auditors

The Statements of Financial Condition and the Portfolios included in this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report with respect thereto, and is so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Sponsor

Citigroup Global Markets Inc. (“Citigroup Global Markets”), a New York Corporation, was originally incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On April 7, 2003, the name Salomon Smith Barney Inc. was changed to Citigroup Global Markets. On September 1, 1998, Salomon Brothers, Inc. merged with and into Smith Barney Inc. (“Smith Barney”) with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Citigroup Global Markets, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Citigroup Global Markets is an indirect wholly-owned subsidiary of Citigroup Inc. The Sponsor or an affiliate is investment adviser, principal underwriter or distributor of more than 60 open-end investment companies and investment manager of 12 closed-end investment companies. Citigroup Global Markets also sponsors all Series of Corporate Securities Trust, The Uncommon Values Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as co-sponsor of most Series of Defined Asset Funds.

EQUITY FOCUS TRUSTS ________________________________________________

Sector Series, 2004-A

PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trusts set forth in its registration statements filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file no. 333-113308) and the Investment Company Act of 1940 (file no. 811-3491), and to which reference is hereby made. Information may be reviewed and copied at the Commission’s Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:

•	electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov
•	visiting the SEC internet address: http://www.sec.gov
•	writing: Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549-6009

Index		Sponsor:
Investment Summary	2	Citigroup Global Markets Inc.
Summary of Essential Information	8	388 Greenwich Street
Independent Auditors’ Report	10	New York, New York 10013
Statements of Financial Condition	11	(212) 816-6000
Portfolios	12
Description of the Trusts	18
Risk Factors	21	Trustee:
Public Sale of Units	29	The Bank of New York
Market for Units	31	101 Barclay Street
Redemption	32	New York, New York 10286
Expenses and Charges	34	(877) 363-3613
Administration of the Trusts	35
Exchange and Rollover Privileges	40
Resignation, Removal and Limitations on Liability	41
Taxes	42
Miscellaneous	45

No person is authorized to give any information or to make any representations with respect to these Trusts not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

© 2003 Citigroup Global Markets Inc. Member NASD/SIPC. Smith Barney is a division and service mark of
Citigroup Global Markets Inc. and its affiliates and is used and registered throughout the world. CITIGROUP and the Umbrella Device are trademarks and service marks of Citicorp or its affiliates and are used and
registered throughout the world.	48AA3217	UT 6976

PART II

Additional Information Not Included in the Prospectus

A.    The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

SEC File or Identification Number
I.	Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

	Citigroup Global Markets Inc.	2-55436

II.	Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

	Citigroup Global Markets Inc.	8-8177

III.	Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

	Citigroup Global Markets Inc.	333-103725

IV.	Code of Ethics of the Depositor filed as an Exhibit to the Registration Statement on Form S-6 under the Securities Act of 1933:

	Citigroup Global Markets Inc.	333-102557
B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

	Citigroup Global Markets Inc.	13-1912900
	The Bank of New York	13-5160382

Undertaking To File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant also hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet of Form S-6.

The Prospectus.

Additional Information not included in the Prospectus (Part II).

The Undertaking to File Reports.

The Signatures.

Written Consents as of the following persons:

KPMG LLP (included in Exhibit 5.1)

Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1)

The following exhibits:

To be filed with Amendment to Registration Statement.

1.1.1	—	Form of Reference Trust Indenture (incorporated by reference to Exhibit 1.1.1 to Amendment No. 1 to the Registration Statement of Equity Focus Trusts—Sector Series, Emerging Sector Portfolios: Wireless Technologies 2000, 1933 Act File No. 333-43094 filed on August 24, 2000).

2.1	—	Form of Standard Terms and Conditions of Trust (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Registration Statement of Equity Focus Trusts, Global Research Selections, Series 2000-A, 1933 Act File No. 333-31514 filed on March 15, 2000).

*3.1	—	Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings “Taxes” and “Miscellaneous—Legal Opinion” in the Prospectus.

*5.1	—	Consent of KPMG LLP to the use of their name under the heading “Miscellaneous—Auditors” in the Prospectus.

*  Filed herewith.

SIGNATURES

The registrant hereby identifies Equity Focus Trusts, Sector Series 1998-A (Reg. No. 333-49569) for the purposes of the representations required by Rule 487 and represents the following:

(1)  That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2)  That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this Registration Statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3)  That it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 13th day of May, 2004.

Signatures appear on page II-4.

The principal officers and a majority of the members of the Board of Directors of Citigroup Global Markets Inc. have signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such officers and directors.

CITIGROUP GLOBAL MARKETS UNIT TRUSTS (Registrant)

CITIGROUP GLOBAL MARKETS INC.

(Depositor)

By:	/S/ KEVIN KOPCZYNSKI
KEVIN KOPCZYNSKI (Authorized Signatory)

By the following persons*, who constitute the principal officers and a majority of the Board of Directors of Citigroup Global Markets Inc.:

Name	Title

ROBERT DRUSKIN	Chief Executive Officer, President, Chairman and Director

DERYCK C. MAUGHAN	Director

SALLIE KRAWCHECK	Director

CLIFF VERRON	Chief Financial Officer

By:	/S/ KEVIN KOPCZYNSKI
KEVIN KOPCZYNSKI (Attorney-in-fact for the persons listed above)

* Pursuant to Powers of Attorney filed as exhibits to Registration Statement No. 333-62533, 333-101236, 333-108493 and 333-112297.